Exhibit 99.3

November 9, 2014

Quarterly report for the period ended
September 30, 2014

•	Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

•	Directors report on the state of the Company’s affairs for the period ended September 30, 2014

•	Interim Financial Statements as at September 30, 2014

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Update to Chapter A

(Description of Company Operations)
of the Periodic Report for 2013

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2013 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	Description of the general development of Bezeq Group's business

Section 1.1 - Bezeq Group activities and business development

Section 1.1.2 - Mergers and acquisitions - Merger of the Company and DBS, Section 1.6.2(D) - Limitations concerning the control of DBS, and Section 1.6.5(B) - Approvals and limitations as part of the transaction to acquire control of the Company

On March 26, 2014, the Company received the decision of the Antitrust Authority stipulating that when the conditions listed in the decision are met, the limitations that were imposed on Eurocom Group with respect to its holdings in DBS will be cancelled and the merger between the Company and DBS will be permitted (in this section - “the Merger”).

Hereunder are the key conditions for approval of the merger:

-
The Company and any person associated with it (in this section - “Bezeq”) will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the possibility available to a customer to make use of any service or application provided on the Internet.2

-	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network.

-
Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).3

-
Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they shall not be party to any such exclusivity arrangements (except in relation to a third party which, on the date of the decision, has a broadcasting license). Furthermore, for two years from the approval date of the merger, Bezeq will not prevent any entity (excluding an entity that has a broadcasting license on the date of the decision) from acquiring rights in original productions (this does not apply to new productions).

The full text of the Antitrust Authority’s decision appears in an Immediate Report of the Company dated March 26, 2014, presented here by way of reference.

Through the Board of Directors sub-committee which was set up to handle the issue, and with the help of external consultants selected by the committee, the Company is making progress in its review of the feasibility of the merger and the options available to it in light of the Commissioner’s aforementioned decision and its conditions, including the purchase of DBS’s shares that are held by Eurocom, as well as other options. As part of this review, the Company is conducting a due diligence of DBS with the help of external consultants.

At this point in time, as part of the review of the options available to the Company, the parties are discussing the possible acquisition of DBS shares that are held by Eurocom. There is no certainty that a transaction with Eurocom will actually be finalized, and even if it does, what the outline of the transaction and its conditions will be. If and insofar as subsequent to the completion of the review of feasibility of the merger and the options available to the Company, and completion of the negotiations with Eurocom, a decision is made to enter into a transaction to acquire Eurocom’s DBS shares, such an acquisition may entail a significant financial expense for the Company, insofar as the transaction is paid for in cash.

1
The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2013 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
It is noted that as part of the approval of the merger between Partner Communications Ltd. and Hot Mobile Ltd. from May 22, 2014, a similar condition was determined which will apply to Hot Telecom Limited Partnership.

3
It is noted that as part of the approval of the merger between Partner Communications Ltd. and Hot Mobile Ltd. from May 22, 2014, a similar condition was determined which will apply to Hot Telecom Limited Partnership.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

The foregoing with respect to the potential ramifications of a possible transaction for the acquisition of DBS’s shares that are held by Eurocom is forward-looking information. It should be emphasized that, as noted, at this point in time, the Company is reviewing the feasibility of the merger and the options open to it, and there is no certainty that the transaction will actually materialize and in what format, and/or that the relevant approvals required by law for execution of the transaction will be obtained.

Section 1.2 - Segments of operation

On May 20, 2014, a transaction was completed between the subsidiary Walla! Communications Ltd. (“Walla”) and Axel Springer Digital Classifieds Holding GmbH, a foreign media company incorporated in Germany, for the sale of all the share capital of Coral Tell Ltd. (“Coral Tell”), a private company fully controlled by the Company (indirectly, through Walla), which operates the Yad2 website. The full consideration in the amount of NIS 805 million was received upon completion of the transaction and Walla no longer holds any share capital in Coral Tell. The sale agreement signed by the parties on May 5, 2014 includes an undertaking by Walla and the Company not to engage in the areas of operation of Coral Tell for 24 months.. In view of the foregoing, the Company recorded pre-tax profit of NIS 582 million in its financial statements for the second quarter of 2014.

Section 1.3.3 - Dividend distribution

For information about a dividend distribution in respect of profits from the second half of 2013 and in respect of profits from the first half of 2014, see Note 7 to the Company’s Financial Statements for the period ended September 30, 2014.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 1.4 - Financial information about Bezeq Group's segments of operation

Section 1.4.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS million)	1,081	1,073	1,077	1,101	1,127	1,121	1,129
Operating profit (NIS million)	498	471	504	459	494	510	535
Depreciation and amortization (NIS million)	178	172	168	174	174	168	167
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	676	643	672	633	668	678	702
Net profit (NIS million)	324	314	332	312	360	351	348
Cash flow from operating activities (NIS million)	599	545	616	526	631	556	561
Payments for investments in property, plant & equipment and intangible assets (NIS million)	210	207	210	222	198	186	183
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	69	42	28	90	48	124	42
Free cash flow (NIS million) (2)	458	380	434	394	481	494	420
Number of active subscriber lines at the end of the period (in thousands)(3)	2,205	2,205	2,214	2,216	2,223	2,224	2,242
Average monthly revenue per line (NIS) (ARPL)(4)	63	63	64	70	73	75	75
Number of outgoing minutes (in million)	1,588	1,522	1,608	1,742	1,712	1,805	1,788
Number of incoming minutes (in million)	1,501	1,428	1,467	1,541	1,521	1,550	1,503
Number of Internet subscribers at the end of the period (in thousands)	1,335	1,308	1,289	1,263	1,230	1,202	1,185
Average monthly revenue per Internet subscriber (NIS)	85	84	82	82	86	85	83
Average broadband speed per Internet subscriber (Mbps) (5)	24.0	21.9	20.0	18.1	17.3	15.2	10.4
Churn rate (6)	2.7%	2.8%	3.0%	3.1%	2.8%	3.5%	3.7%

(1)
EBITDA is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations and adjusts for differences in the capital structure, various taxation issues and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)
Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)
Excluding revenues from transmission services and data communications, Internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For plans with a range of speeds, the maximum plan speeds are taken into account.

(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Pelephone

	Q3 2014	Q2 2014	Q1 2014	Q4 2013		Q3 2013	Q2 2013	Q1 2013
Revenue from services (NIS million)	610	622	637	688		710	696	714
Revenues from sale of terminal equipment (NIS million)	214	221	280	295		237	219	250
Total revenue (NIS million)	824	843	917	983		947	915	964
Operating profit (NIS million)	122	127	126	76		172	186	174
Depreciation and amortization (NIS million)	108	105	106	113		111	113	121
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	231	232	232	188	*	283	299	295
Net profit (NIS million)	100	106	108	67	*	140	161	153
Cash flow from operating activities (NIS million)	286	420	349	327		442	468	354
Payments for investments in property, plant and equipment and intangible assets (NIS million)	83	85	73	77		88	84	66
Free cash flow (NIS million) (1)	203	335	276	250		354	384	288
Number of subscribers at end of the period (thousands) (2)	2,600	2,610	2,631	2,642		2,683	2,702	2,741
Average monthly revenue per subscriber (NIS) (ARPU) (3)	78	79	80	86		88	85	86
Churn rate (4)	7.3%	6.5%	7.5%	8.3%		6.2%	6.9%	7.2%

*
After adjustment for non-recurring expenses resulting from the implementation of the collective labor agreement detailed in Section 3.9.2 of the Description of Company Operations in the 2013 reports, which also includes increased severance pay as specified in Section 3.9.6 of the same report, Pelephone’s EBITDA and net profit in Q4 2013 amounted to NIS 249 million and NIS 109 million respectively.

(1)	Regarding the definition of EBITDA and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made at least one call/ sent one SMS, has not had any web browsing activity or who has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and warranty in the period, by the average number of active subscribers in the same period.

(4)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

C.	Bezeq International

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS million)	385	366	355	368	360	359	346
Operating profit (NIS million)	59	58	58	56	55	60	56
Depreciation and amortization (NIS million)	32	33	32	33	33	33	31
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	92	90	90	89	88	93	87
Net profit (NIS million)	42	41	42	38	39	44	37
Cash flow from operating activities (NIS million)	71	95	74	77	71	81	58
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	27	23	31	18	21	27	31
Free cash flow (NIS million) (1)	44	72	43	59	50	54	28
Churn rate (3)	4.5%	3.7%	4.0%	4.6%	4.7%	4.5%	4.2%

(1)	Regarding the definition of EBITDA and cash flows, see notes (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes investments in long-term assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues (NIS million)	432	428	424	417	410	404	404
Operating profit (NIS million)	76	67	73	61	72	68	67
Depreciation and amortization (NIS million)	75	74	70	71	66	64	62
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	151	141	143	131	138	132	130
Net profit (loss) (NIS million)	(86)	(115)	(34)	(83)	(136)	(101)	(61)
Cash flow from operating activities (NIS million)	101	106	113	133	126	110	122
Payments for investments in property, plant and equipment and intangible assets (NIS million)	64	68	78	83	67	84	90
Free cash flow (NIS million) (1)	38	38	35	50	59	26	32
Number of subscribers (at the end of the period, in thousands) (2)	623	613	607	601	593	583	578
Average monthly revenues per subscriber (ARPU) (NIS)(3)	233	234	234	233	233	232	233
Churn rate (4)	3.2%	3.1%	3.6%	3.0%	3.4%	3.2%	3.8%

(1)	Regarding the definition of EBITDA and cash flows, see notes (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 1.5 - Forecast in relation to the Group

Following completion of the transaction to sell all the share capital of Coral Tell, which operates Yad2 (see update to Section 1.2), approval of the provision for the early retirement of employees (see update to Section 2.9.3), and the execution of an agreement by Pelephone to establish an LTE network, below is a revised forecast for the Bezeq Group for 2014, based on the information currently known to the Bezeq Group (there is no change compared with the revised forecast published in the Company’s quarterly reports at March 31, 2014 and June 30, 2014):

-	Net profit for shareholders is expected to be approximately NIS 2 billion.

-	EBITDA4 is expected to be approximately NIS 4.5 billion.

-	The Group’s free cash flow5 is expected to be approximately NIS 2.5 billion.6

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including -

the forecasts do not include the effect of provision for the early retirement of employees, insofar as this takes place (over and above any resolutions relating to retirement that have already been passed by the Company, as detailed in the update to Section 2.9.3), investments insofar as there are any for the purchase of frequencies for a 4G LTE network, and the impact of a possible merger with DBS.

The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2014. Actual results might differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.21, 3.20, 4.17 and 5.21 in the chapter - Description of Company Operations in the 2013 reports, materializes.

Section 1.6 - General environment and the influence of external factors on the Group's activity

Hearing on the subject of call center response times

On August 18, 2014, the Ministry of Communications published hearings for holders of communications licenses, including holders of cable and satellite licenses, cellular and fixed line licenses, virtual operators and Internet providers on the subject of regulating the response of telephone service and support call centers that serve the license holders private and business customers. The main provisions in the proposed amendments define a maximum and average waiting time and how to measure it, the option to leave a phone number for a return call, operation of round-the-clock call centers for certain problems and a customer-service call center that operates 13 hours a day (for DBS - 15 hours a day); toll-free access to the service and support centers; the submittal and publication of reports and presentation of the service information on the websites of the license holders; setting a menu for a human response and automated response; an option to cancel the service by phone as well; calls on all call centers must be recorded; and a memorandum to amend the Communications Law, which prescribes compensation without the need to prove loss if the waiting time is longer than that prescribed, and compensation for a surcharge of up to 10 times the amount overcharged. Responses were submitted to the hearing opposing the proposed regulations. Insofar as the proposed regulations are approved, the costs of operating the call centers of the Group’s companies are likely to increase.

4	For a definition of EBITDA, see note (1) to the table in the update to Section 1.4.4 A.
5	For a definition of free cash flow, see note (2) to the table in the update to Section 1.4.4 A.
6
It is stipulated that the net proceeds of the sale of Yad2 (net of tax) were presented as part of cash flow from investment activity, and the sale therefore has no effect on the forecast of free cash flow as defined in the Periodic Report (cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Hearing on the subject of guaranteeing continuity of operations of the communications companies in emergency situations

In June 2014, the Ministry of Communications published a hearing according to which it wishes to obligate various telecom operator licensees to meet minimum requirements to guarantee continuity of operations in emergency situations and in the event of a significant shut-down or malfunction of communications services. The provisions of the proposed amendment to the licenses prescribe that the license holders must present a plan of action that ensures operational continuity of certain procedures that are defined as critical and limit damage to the supply of critical communications services in emergency situations; provisions concerning the responsibility of management and the board of directors, emergency situation management and provisions concerning continuity, backup and survivability of the network and infrastructure.

On September 15, 2014, the Company submitted its comments to the hearing and stated that the Company works constantly to provide a high-quality, integrated response to the range of requirements, and that it has proven organized, on-going work interfaces with the relevant entities, whereas some of the requirements listed in the hearing documents are impossible to implement or do not form the most appropriate means of achieving the objective and reflect an extreme degree of intervention. Furthermore, compliance with the provisions of the amendment to be heard will require large-scale investments and on-going expenses that are beyond the realm of reasonable, including the allocation of resources and manpower on an unprecedented and unjustifiable scale.

Section 1.6.1 - Emergence of communication groups in the Israeli market and transition to competition among the groups.

Par. C - HOT Group

On May 22, 2014, the Antitrust Authority published a decision of the Antitrust Commissioner (“the Commissioner”) giving conditional approval for the infrastructure sharing agreement with Partner Communications Ltd. (“Partner”) (see update to Section 3.6.2.C below). This decision prescribes the following conditions that will apply to HOT Telecom Limited Partnership (“HOT Telecom”), a company wholly owned by HOT: (a) HOT Telecom will not place and will not enforce any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume. This includes that HOT Telecom may not set the price and quality of the fixed-line Internet infrastructure services according to the customer’s cumulative surfing volume (this condition will remain in force until the earlier of (1) December 31, 2015, (2) 30 days after the Minister of Communications has laid out the conditions and tariffs for providing wholesale services on HOT Telecom’s Internet infrastructures); (b) HOT Telecom will not restrict or block, directly or indirectly, the possibility available to customers to use any service or application provided on the Internet at any time, including by way of setting prices or the use of technology. (c) HOT Telecom’s Internet infrastructure services will be sold and supplied on equal terms to all HOT Telecom customers, irrespective of whether or not they purchase additional communications services from HOT. On this, it was determined that the sale of discounted Internet infrastructure services as part of a service bundle will not, in itself, be deemed a breach of the conditions.

Section 1.6.3 - Regulatory oversight and changes in the regulatory environment

Par. A - Policy for regulating competition

Concerning a petition by the Company to HCJ in an application for relief to obtain information for its reference at a hearing on the subject of a wholesale market, in a HCJ hearing that took place on March 17, 2014, the parties agreed that they would conduct a thorough dialog and the Company would be allowed to hold a supplementary hearing to exhaust all its arguments. After reaching agreement, the Company withdrew its petition. Subsequently, a first session of the hearing took place at which the Company requested further clarifications. The Ministry sent the Company partial clarifications to which it responded and it is now waiting for additional clarifications.

Subsequently, on August 19, 2014, the Company received a secondary hearing on the provision of wholesale services and setting the rate for wholesale services on Bezeq’s network (“the Secondary Hearing”). According to the secondary hearing, the Minister of Communications is considering regulating the maximum rates for the provision of wholesale services on the Company’s network, as detailed in an immediate report published by the Company on August 19, 2014 which is included in this report by way of reference, and, among other things, the amendment reflects a significant decline in tariffs for data transfer services on the network core over the period 2014-2018.

Draft regulations were attached to the secondary hearing which anchor the wholesale services listed in the hearing, the duty of the infrastructure owners to provide the services, and the maximum price proposed for each service on the Company’s network. The secondary hearing also included other documents, including a draft portfolio for BSA service and wholesale telephony service.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

The Company submitted its comments on the secondary hearing, claiming that the economic model and its implementation contained serious errors and was unreasonable, that the wholesale telephony service would be impossible to implement and that the provisions of the service portfolio are unreasonable and disproportionate.

Concerning a hearing on the subject of a service portfolio for the use of passive infrastructures according to which service providers will be allowed to use the physical infrastructure of the infrastructure owner, on May 1, 2014 the Company submitted its response to the hearing and expressed its objection to the scope and content of the services, and also noted that the defining of the portfolio was beyond the scope of the Ministry’s powers and that it constitutes an infringement of the Company’s rights.

Concerning a hearing that is under way as part of the Ministry of Communications discussions on the subject of the SLU (Sub Loop Unbundling) service portfolio, whereby service providers will be allowed to use the copper cable infrastructure of infrastructure owners, on July 3, 2014 the Company submitted its comments on the service portfolio which was published by the Ministry of Communications.

On October 6, 2014, the Ministry published a secondary hearing relating to two service portfolios - the use of passive infrastructures and SLU, for response by November 23, 2014. The hearing documents once again included draft regulations which anchor the aforementioned wholesale services, the maximum price proposed for each service on the Company’s network and the duty of the infrastructure owners to provide them. The draft regulations further prescribe an obligation to provide access services to passive infrastructure (not dark fiber) for another domestic carrier license holder (Hot), including a domestic carrier licensee (IBC), and it also imposed this obligation on Partner Fixed-line Communication Solutions and Cellcom Fixed Line.

As emerges from the foregoing, the hearing on the wholesale market is well under way and the Company has significant comments on the Ministry of Communications’ hearing documents, which, in the Company’s opinion, include erroneous facts, assumptions and conclusions regarding the price and scope of the wholesale services. In view of the foregoing, and in view of the positions of other relevant entities that are expected to be submitted during the course of the hearing, there is still a great deal of uncertainty as to the final manner of regulation that will apply to the wholesale market. Consequently, at the date of publication of this quarterly report, there is no change in the Company’s estimates detailed in this section in the chapter - Description of Company Operations” in the 2013 financial reports.

Par. G - Enforcement and financial sanctions

On July 24, 2014, an amendment to the Consumer Protection Law was published (effective from January 1, 2015, subject to the promulgation of regulations by that date). The amendment allows administrative enforcement action to be taken against one who is in breach of the provisions of the Consumer Protection Law, including - the imposition of progressive financial sanctions on those involved in a breach (including an on-going and recurring breach) of the provisions of the law, the issuing of an administrative warning to the offender, and an undertaking by the offending party to refrain from the breach. Likewise, the amendment also promulgates supervisory powers, including conferring powers on the Director of Consumer Protection to investigate, appoint inspectors and issue administrative orders. Additionally, a section of the law that prohibits exploiting the consumer’s distress was replaced with a prohibition on exerting unfair influence, and several presumptions were prescribed that are deemed to be the exertion of unfair influence on the consumer.

Par. H – Market Concentration Law

Sub-par. 2 - Special provisions concerning directors in a third tier company during the transition period - on June 11, 2014, Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, were published. Accordingly, where the director of a company who is appointed according to the proposal of a representative labor union as per a collective labor agreement serves in another tier company, the number of external directors in the tier company required under the Market Concentration Law who meet the provisions of the law may be reduced, provided that the external directors account for at least one third of the Board members. This provision is relevant for the Company (Bezeq) in which one serving director was appointed according to the proposal of the representative union. In accordance with the provisions of the aforementioned Market Concentration Law and regulations, on September 3, 2014, the general meeting of Company shareholders elected an additional external director for the Board of Directors, and on September 9, 2014, another director terminated his office, so that the Company is in compliance with the conditions of the Market Concentration Law in this regard.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Par. I - Ministry of Communications policy concerning Wi-Fi

Pursuant to a secondary hearing on this subject, on August 6, 2014, the Ministry of Communications published its decision to abolish the existing policy and to prescribe in an order, that the establishment and operation of access points (as they are defined in the order) are exempt from licensing and general permit requirements. It was also decided to allow license holders to use WLAN technology, to set up and operate access points based on the conditions of the exemption order, provided that a general license holder who utilizes an access point as part of its public telecommunications network does not collect payment from subscribers for providing Internet access services when the said services are provided through an access point, and it may not lower the use allocation in the Internet access service to which the subscriber is entitled for the relative part that is provided via the access point. Consequently, with the entering into force of the exemption order, if a general license holder applies to the Ministry for an extension of its public telecommunications network through the use of access points, the application will be reviewed subject to that mentioned in the decision document and the law, and its license will be amended accordingly

2.	Domestic fixed-line communications; "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

Section 2.9.3 - Early retirement plans

On May 15, 2014, the Board of Directors approved a budget of NIS 116.5 million for the early retirement of 101 employees on the early retirement track in accordance with the conditions of the collective labor agreement from December 2006, as amended in December 2010. The Board also approved the early retirement of additional employees on the enlarged severance pay track, based on the Company’s requirements. In view of the foregoing, the Company recorded a provision for the above in the amount of NIS 116.5 million in its financial statements for Q2 2014. On this, see also Note 6 to the Company’s Financials for the period ended on September 30, 2014.

Section 2.9.6 - Officers and senior management in the Company

After changes in the composition of the Board of Directors (see update to Section 1.6.3(H) - on the date of publication of this report, the Company has 11 directors, of whom four are external directors, one is an employee-director and two are independent directors (who are not external directors) pursuant to Section 249B of the Companies Law

Concerning the Company's compensation policy – on March 19, 2014, a general meeting of the Company’s shareholders approved the compensation policy as detailed in the 2013 reports.

Section 2.11 – Working capital

At September 30, 2014, the Company has a working capital deficit in the amount of NIS 88 million (this figure refers to the Company's separate financial statements. In the Company's consolidated financial statements at September 30, 2014, there is working capital surplus in the amount of NIS 1,530 million). On November 9, 2014, the Company’s directors determined that despite its deficit in working capital, it does not have a liquidity problem. See Section 1.3 of the Directors’ Report.

Section 2.13 - Financing

On May 29, 2014, the Company published a shelf prospectus for the issue of shares, debentures, convertible bonds, stock options, options for debentures and commercial papers, of a scope and under conditions to be determined in accordance with shelf proposal reports, if and insofar as the Company should publish them in the future. On this, see the Company’s Immediate Report dated May 29, 2014, included here by way of reference.

Section 2.13.4 – Credit received during the Reporting Period, and Section 2.13.1 - Average and effective interest rates on loans

On August 18, 2014, the Company completed a private placement for classified investors by way of an expansion of existing Debentures (Series 6) and (Series 7) which the Company issued according to a shelf prospectus dated June 1, 2011 and an amendment thereto on June 22, 2011. For additional information on this subject, see Section 5.1 of the Directors Report, and Note 11.1 to the Company's financial statements for the period ended September 30, 2014.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Following is an up-to date table of the distribution of long-term loans (including current maturities), including information about the aforementioned private placement:

Loan term	Source of financing	Amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2014
Long-term loans	Banks	1,931	Unlinked NIS	Variable, based on prime rate*	1.72%	1.73%	1.72%-2.47%
	Banks	2,068	Unlinked NIS	Fixed	5.67%	5.69%	5.00%-6.85%
	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.68%	1.74%	1.67%-2.25%
	Non-bank sources	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
	Non-bank sources***	3,609	CPI-linked NIS	Fixed	2.78%	2.83%	2.53%-5.95%

*	Prime interest rate as at October 2014 – 1.75%.
**	STL yield per year (815) – 0.268% (average of the last five trading days of August 2014) for the interest period that ended on September 1, 2014.
***	Not including Debentures (Series 5) held by a wholly-owned subsidiary.

Section 2.13.6 - Credit rating

On May 13, 2014, Standard & Poor's Maalot Ltd. published affirmation of a rating of ilAA/Stable for the Company and Pelephone (unchanged from the previous rating). The rating report can be seen in an Immediate Report (Amendment) issued by the Company on May 15, 2014, cited here by way of reference.

In connection with a private placement made by the Company in August 2014 (see update to Section 2.13.4) - on August 13, 2014, Standard & Poor's Maalot Ltd. affirmed the ilAA rating for an issue of the Company’s debentures up to an amount of NIS 1 billion. Likewise, on the same day, Midroog Ltd. announced a rating of Aa2 outlook stable for Debentures Series 6 and 7 which the Company intends to issue in the amount of up to NIS 1 billion by means of an expansion of the series, and for Debentures (Series 5-8) of the Company. On this, see two immediate reports published by the Company on August 13, 2014, which are included in this report by way of reference.

Section 2.16.1 - Control of Company tariffs

Sub-par. B - A temporary order dated June 1, 2014, stipulated that the tariffs would not be updated on June 2, 2014, and that the postponement will be taken into consideration in the next update

Section 2.16.8 – Antitrust Laws

Subsection G - From talks held in recent months between the Company and the Antitrust Authority, it emerges that, based on the determination under consideration, the Antitrust Authority is of the opinion that the Company’s actions constitute abuse of its position as owner of a monopoly in contravention of Sections 29A(a), 29A(b)(1) and 29A(b)(3) of the Law, but the determination under consideration does not necessarily classify these actions as a Price / Margin Squeeze. The Company objects and is of the opinion that the Authority has expanded its initial claim.

Section 2.17.4 - Early retirement agreements

On April 24, 2014, the Company and Menorah Mivtachim Insurance Ltd. signed an agreement regulating pension payments for the early retirement of Company employees and payment of the remainder old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement. The agreement period is until the end of 2016 and it includes a mechanism for Company participation in future yields/losses in the pension portfolio for the retirees which will be managed by Menorah.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 2.18 – Legal proceedings

In the matter of sub-paragraph B concerning a claim filed by the Company against Makefet Pension Fund in connection with the calculation of early retirement costs for employees who were transferred to the Company from the Ministry of Communications - on September 22, 2014 the claim was dismissed.

In the matter of sub-paragraph D concerning an action and application for its certification as a class action, in which it was alleged that the Company unlawfully collected amounts from its subscribers upon disconnection due to failure to make payments - on May 18, 2014 the Company received a court ruling certifying the action as a class action in one of the causes (insofar as it pertains to collection of the fixed payment after discontinuation of the service) and rejecting the application insofar as it pertains to the other causes (disconnection of the additional line, collection of a renewal fee when the line is reconnected or collection of the fixed payment for the line for the period until the discontinuation of the service). Taking note of the above, and given that other causes of the applicants were neglected prior to the issue of the said ruling, and according to information in the Company’s possession, the financial implications of the ruling are insignificant to the Company’s business.

In the matter of subsection F concerning two applications (that were consolidated) to certify two derivative actions against officers in the Company (past and present) in which it was argued, inter alia, that the Company’s officers resolved to distribute dividends and take loans that the Company implemented during the period relevant to the two applications, in breach of their duty towards the Company, in a conflict of interests and harming the good of the Company - on September 17, 2014 the Tel Aviv District Court (Economic Department) issued a judgment dismissing the two applications. Based on the judgment, the court decided to dismiss the two applications after finding that it had not been proved that the Respondents (the officers) made their decisions in bad faith, or that they deviated from the prerogative given to them, or that they had harmed the good of the Company. Concerning an action together with an application for its certification as a class action against Coral-Tell - as part of agreement for the sale of Walla’s holdings in Coral Tell (see update to Section 1.2), Walla undertook to indemnify the buyer for loss that may be incurred as a result of this move up to the amount of the purchase, subject to the conditions and limitations specified in the agreement. On October 7, 2014, the parties filed an agreed application to withdraw from the application for certification of the class action.

In June 2014, a claim was filed in the Haifa District Court together with a motion for its certification as a class action. The Plaintiff, who is a customer of the Company’s internet infrastructure, alleges that the Company does not permit existing customers to connect to the Company’s infrastructure at the prices offered to new customers for the same service. The Plaintiff estimates the total amount of the claim at NIS 144 million (based on personal loss of NIS 10 per month, calculated according to the difference between the price for an existing customer and the price for a new customer, multiplied by 1.2 million existing customers in one year).

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.1.5A - Establishment of cellular networks using advanced technologies

A.
In July 2014, the Ministry of Communications published a tender for the allocation of 4G frequencies. The following may participate in the tender: infrastructure-owning cellular operators, virtual operators, and entities that are not currently cellular operators, all subject to the threshold conditions determined in the tender. According to the tender, eight bands in the 1800 MHz spectrum will be allocated, where each band is 5 MHz and the total bandwidth is 38-40 MHz (depending on who wins the tender), and the minimum price for each 1 MHz is NIS 2 million. The tender includes a limitation on the bandwidth allocation taking into account the existing inventory of frequencies in the 1800 MHz spectrum for each operator. The tender includes provisions concerning requirements for the cover and quality of the network to operate on 4G (LTE), and this within the context of amended cellular licenses, which are more stringent than the current cover and quality requirements. Pelephone intends to participate in the tender.

B.
In July 2014, Pelephone received a letter from the Ministry of Communications whereby until the frequencies tender takes place, the Ministry had decided to allow all existing cellular operators who wish to perform an immediate technology upgrade of their systems, to begin using frequency bandwidth of 5 MHz in the 1800 MHz spectrum on LTE technology now. Given that Pelephone does not have an allocation of frequencies on the 1800 MHz spectrum, the Ministry of Communications made a temporary allocation of 5 MHz frequency bandwidth to be used for operating the LTE technology.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

The temporary allocation of frequencies will be cancelled if Pelephone does not win the frequency tender mentioned in par. A above. Insofar as Pelephone wins the tender, the temporary allocation will be revoked when the frequencies are allocated following the tender, or when the specific frequency in the temporary allocation is allocated to another operator, whichever is earlier.

On August 3, 2014, Pelephone received the go-ahead from the Ministry of Communications allowing it to supply 4G services using LTE technology, by means of a temporary allocation of 5 MHz bandwidth on the 1800 MHz spectrum. During the third quarter of 2014, Pelephone launched the service gradually in those areas with LTE infrastructure, thus enabling the hundreds of thousands of compatible handsets that operate on the Pelephone network to benefit from advanced data services in those locations. Further deployment of the network is currently underway. On this, see also the Company’s Immediate Report dated August 3, 2014, included here by way of reference.

Notably, during the third quarter of 2014, Partner and Cellcom also announced the launching of a 4G network on bandwidth of 5 MHz in the 1800 MHz spectrum.

Section 3.6.2 C - Infrastructure sharing

In May 2014, the Ministry of Communications (“the Ministry”) published a document on “Policy for sharing broadband access networks that belong to general license-holders for providing cellular (mobile radio telephone) services” (“the Policy Document”).

Following are the main points of the policy document:7

1.	The Ministry encourages and will continue to encourage passive sharing of network sites and masts only, as well as the active sharing of antennae only, among all operators.

2.
In general, the Ministry believes that active sharing on a multi-operator core network (MOCN) format (sharing of antennae, frequencies and radio equipment) is preferable to active sharing on a multi-operator radio access network (MORAN) format (sharing of antennae and radio equipment without the sharing of frequencies), in view of the need to streamline the frequency spectrum. Nevertheless, the Ministry does not rule out the possibility that under special circumstances, it might deem it appropriate to approve an agreement under a MORAN format.

3.
In general, the Ministry of Communications will allow the sharing of transmission from cell sites to the centralized radio-based stations in a bandwidth-sharing configuration. However, under exceptional conditions, and at the Ministry’s discretion, it might allow sharing of transmission from the cell sites to the centralized radio-based stations in other cases as well.

4.
When examining individual network-sharing agreements, the Ministry will take into account the considerations specified in the Policy Document that pertain to four key aspects: the existing level of competition and the potential for harm to the competition, the existing and expected inventory of frequencies and how efficiently they are being used, survivability and redundancy of the networks from the national perspective, and ensuring the level of telecommunications services over time.

5.
Based on the foregoing, the Ministry outlined principle guidelines that will be used to examine each individual network-sharing agreement submitted for its approval. The guidelines also stipulate that sharing under a MOCN format will not be allowed for two cellular operators with fully deployed 3G cellular network, but that it will be considered in relation to a new operator with a partially deployed 3G cellular network, together with an established operator with a fully deployed 3G cellular network, and that the Ministry will allow sharing based on an MOCN format, provided that at least 3 independent wireless access networks are being operated in every region in Israel. Other conditions are also prescribed.

6.
The Ministry does not intend to allow any sharing of radio (cellular) infrastructure, including shared transmission to radio base stations between Bezeq Group and HOT Group, which are the only owners of fixed-line infrastructure in Israel.

7	The policy document appears on the Ministry of Communications website: http://www.moc.gov.il/sip_storage/FILES/0/3550.pdf.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

7.
The Minister of Communications will consider revoking all or some of the network sharing approvals, depending on the circumstances, if it emerges that harm has been caused to the level of competition, the level of coverage or the level of service to customers.

According to the document outline, the network sharing agreement that Pelephone signed with Cellcom and Golan in December 2013, does not comply with the threshold conditions in the Policy Document.

As a consequence, on May 25, 2014, Cellcom announced that it had signed an agreement with Golan granting it the right to use the 4G network that it intends to establish. This agreement is in addition to an agreement for the right to use the 2G and 3G networks that Cellcom and Golan signed in December 2013. These agreements are subject to the approvals of the Ministry of Communications and the Antitrust Commissioner. Cellcom’s announcement also noted that it is continuing its efforts to implement network sharing, including the sharing of the passive elements on the network sites.

Additionally, in September 2014, Pelephone entered into a cooperation agreement with Cellcom for maintenance of the passive components of cellular sites, including uniting the passive components and reducing costs by means of a joint supplier (contractor). The supplier, who will be chosen by tender, will sign separate agreements with Pelephone and Cellcom for a period of at least 5 years. The agreement is subject to regulatory approvals.

On May 22, 2014, Partner and HOT announced that the Commissioner had resolved to approve the network sharing agreement between them subject to conditions. In its report, Partner noted that it estimates that in principle, the network sharing agreement signed by the companies was consistent with the principles of the policy document and that they are in the process of obtaining the relevant approvals for implementing the network sharing agreement.

The infrastructure sharing model has the potential to reduce the costs of establishing the network and its on-going operation. Consequently, insofar as Pelephone does not receive permission to operate under any network sharing model, the costs of Pelephone’s network (with respect to establishment of the networks, acquiring the frequencies and the on-going operation of the network) are likely to be higher than those of its main competitors.

Pelephone’s estimates, as described above in this section, are forward-looking information. At this stage, there is no certainty as to the extent to which the policy document will in future impact Pelephone’s ability to operate under an infrastructure sharing model or the format of its operations based on such a model, nor is there any certainty as to the extent to which approval or lack thereof for Pelephone’s operations based on an infrastructure sharing model will affect the costs of its network.

Section 3.6.2 D - MVNO - Mobile Virtual Network Operator

In June 2014, the Ministry of Communications published a hearing on the determination, that in hosting agreements drawn up between cellular operators and MVNOs, the cellular operators will not demand hosting tariffs that are higher than the lowest tariff given to business customers in cellular agreements. Pelephone submitted its objection to this directive.

Section 3.7.1 - Infrastructures

In April 2014, Pelephone signed an agreement with L.M. Ericsson Israel Ltd. (“Ericsson”) to upgrade the network center to support LTE, purchase and install radio equipment and to make additional adjustments to the network to support LTE. The equipment to be supplied to Pelephone will also support Advanced 4.5G LTE technology.

In connection with the anticipated costs of setting up the LTE network – the cost of establishing and expanding the network (payments to Ericsson and additional costs relating to the setting up and expansion of the network) over the period 2014-2017 is expected to reach NIS 500 million, excluding the cost of purchasing the frequencies. Implementation of the full cost of the setting up and expansion of the network is subject to Pelephone winning the frequencies tender. See the update to Section 3.1.5A on the frequencies tender.

Pelephone’s above-mentioned estimates concerning the costs of setting up the LTE network and payment period are forward-looking information, based on Pelephone’s forecasts and assessments, in part, in connection with the speed of expansion of the network. It should be clarified that, as noted above, these costs do not take into account the costs of purchasing frequencies and they therefore do not reflect the full cost of setting up and expanding the network.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 3.9 – Human capital

On November 6, 2014, the New General Labor Federation informed Pelephone that it would declare a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957, commencing November 21, 2014 and thereafter (“the Announcement”). According to the Announcement the first issue under dispute is the Company’s demand to dismiss 200 employees immediately, which is incorrect. This is also true of the other issues in the announcement (restructuring and work load in Pelephone’s business division). At this stage, the Company and/or Pelephone are unable to estimate the ramifications of this Announcement.

Section 3.15.2 - Pelephone's cellular license

Add sub-par. C - Hearing on required cover and quality obligation

In July 2014, the Ministry of Communications published a hearing directed to general license holders that offer cellular services, including Pelephone (“the Operators”). The hearing discusses an amendment to the Operators licenses which will tighten the cover and quality requirements for public telecommunications systems that they operate using 2G and 3G technology with nationwide deployment and in the Administered Territories (“the Hearing”). Pelephone submitted its comments and reservations to the hearing in September 2014. Insofar as the cover and quality required from the systems is tightened, as specified in the hearing, Pelephone and the other operators are likely to face significant costs.

Add sub-par. D - Hearing on functional continuity in emergency situations

In June 2014, the Ministry of Communications published a hearing about technical parameters, procedures and routine operations that the Ministry intends to demand of communications providers in Israel to guarantee functional continuity (on-going rendering of services) in emergency situations (“the Hearing”). Pelephone submitted its comments and reservations to the hearing in September 2014. On this, see also the update to Section 1.6.

Section 3.15.3 – Site construction licensing

As part of the “pergola reform” [reform of planning and building regulations] - Amendment 101 to the Planning and Building Law, 1965, on August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force. Regulation 34 prescribes that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, including that it is consistent with the plans and the applicable spatial instructions, to be determined by the local planning committees.

On September 15, 2014, a hearing was held on petitions filed in the High Court of Justice and all the parties’ arguments were heard. In this context, HCJ recommended that the parties attempt to achieve an arrangement that will balance the conflicting interests and move the process of promulgating the regulations forward in the spirit of the draft regulations from March 2010. HCJ further instructed the state to submit an updated notice within 120 days which will include, among other things, the Minister of the Interior’s current position, the current position of the Minister of Communications with respect to both the draft regulations and the existing regulations, the current position of the Antitrust Commissioner and an update on the discussions in the Knesset Economic Affairs Committee. The parties were also granted permission to respond to the state’s position within 30 days of receiving it. HCJ also instructed the parties to advise, no later than January 20, 2015, as to whether they have reached agreement and it was determined that after receiving notice from all the parties, HCJ will make a decision on how handling of the cases will continue.

Section 3.17.1 – Legal proceedings

In sub-paragraph A in the matter of an action together with an application for its recognition as a class action for the restitution of amounts that the Plaintiff alleges were over-collected - in August 2014, the court dismissed the Plaintiff’s application for recognition of its claim as a class action

In sub-paragraph B in the matter of a claim and application for its certification as a class action which was filed against Pelephone and three other cellular operators on grounds pertaining to the non-ionizing radiation values of cellular handsets - in July 2014, a judgment was given certifying a compromise arrangement which includes verifying and ascertaining certain matters relating to the claim as well as the sale of earphones to customers at a reduced price for a certain period. In October 2014, an appeal was filed on the judgment. The Plaintiffs are appealing, inter alia, that an investigator was not appointed for the process of approving the amounts of the compromise between the parties (for the radiation tests that were agreed upon), that the instructions of the Head of Radiation Safety were not enforced as part of the compromise settlement in connection with tests of mobile devices after repair and/or damage and/or upgrade, and they are also appealing the amount of compensation and lawyers’ fees awarded to the Plaintiffs. It should be noted that the appeal does not reject the basis of the compromise settlement, but includes a request to reinforce implementation of the arrangement with respect to operation of the tests, and under these circumstances Pelephone does not face any significant exposure.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

In sub-paragraph C in the matter of an action together with an application for its recognition as a class action in which it is alleged that Pelephone must refrain from collecting VAT from customers that use its services while they are outside Israel - in August 2014, the court dismissed the application for certification. In October 2014, the judgment was appealed.

In sub-paragraph G in the matter of an action together with an application for its certification as a class action alleging that Pelephone makes false representations to the public, according to which it provides a surfing experience on its network at extremely high speeds whereas in practice the surfing speed on its cellular network is lower than specified - in July 2014 a ruling was given in the case confirming a settlement between Pelephone and the applicants at a cost of NIS 4.5 million to Pelephone.

4.	Bezeq International – Communications, Internet and NEP Services - Bezeq International Ltd. (“Bezeq International”)

Section 4.2 – Products and Services

In July 2014, Bezeq International launched activity in the small business and self-employed sector offering the “Bigger” service - a new digital platform for managing the business’s marketing and advertising.

Section 4.8 – Human resources

In March 2014, Bezeq International received notice from the New Labor Federation (“the Histadrut”) that more than one third of Bezeq International's employees had chosen to sign up as members of the Histadrut, and that it therefore constitutes a representative workers union of Bezeq International’s employees. After inspecting the enrollment forms that it received, Bezeq International informed the Histadrut that it is inclined to recognize it as the representative workers union of Bezeq International. The parties have begun to negotiate a collective labor agreement.

Commencing May 15, 2014, Moti Elmaliach is the CEO of Bezeq International. This follows the announcement by the previous CEO of Bezeq International, Yitzhak Benbenisti,that he would be stepping down.

Section 4.13.2 - Licenses

On June 30, 2014, Bezeq International’s special license to provide internet access services (ISP) was extended to April 30, 2019.

On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network.

Section 4.13.4 - Key regulatory developments

Subsection E - Amendment to the Communications Law in relation to filtering of offensive content - on August 6, 2014, the Ministry of Communications published a hearing on the subject of amending the Internet license of Bezeq International (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are an expansion of the existing obligation under the provisions of the Communications Law to inform customers and offer them an opportunity to protect themselves against offensive Internet content by means of basic filtering software that is provided free of charge. In the context of the hearing, the Ministry seeks, among other things, to obligate Bezeq International to offer its customers more advanced filtering software free of charge, allowing them to choose between an applicative filter (which must be compatible will all devices) and the use of a network filter. Some of these solutions are not applicative at the present time.

Secondary hearing on new regulations in the international communications market - on October 5, 2014, the Ministry of Communications published a secondary hearing (subsequent to the hearing published on October 16, 2013 which is described in Sections 4.1.1., 4.13.4 and 1.6.2 of the 2013 Periodic Report) on the subject of new regulations in the international telecommunications market in which it requested the public’s opinion in connection with procedures/method of using international telephony services in the wake of the proposed regulations (dialing codes, etc.).

In the matter of hearings on the subject of call center response times and guaranteed functional continuity, see the update to Section 1.6.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.4 – New products

In March 2014, DBS launched the YesGo Service.

Section 5.15.3 - Institutional financing

In April 2014, DBS issued additional debentures (Series 1) and (Series 2) by way of an expansion of the series, in the total amount of NIS 300 million.

In October 2014, DBS issued additional Debentures (Series 2), by way of an expansion of the series, in the total amount of NIS 30 million.

Section 5.15.4 - S&P Maalot ratings for DBS and its debentures

On April 1, 2014, S&P Maalot issued an (ilA-) rating for additional debentures of up to NIS 250 million par value to be issued by DBS through a new issuance of debentures or an expansion of an existing series.

On April 30, 2014 S&P Maalot upgraded DBS to a rating of ilA (stable) and upgraded the debentures of DBS to a rating of (ilA), and placed DBS on a rating watch list with positive outlook.

On September 30, 2014, S&P Maalot issued an (ilA) rating for additional debentures of up to NIS 250 million par value to be issued by DBS through a new issuance of debentures or the expansion of an existing series.

Section 5.17.5 – Terminal Equipment

In October 2014, the Knesset Economic Affairs Committee approved the Energy Sources (Maximum electrical output in active stand-by mode of a digital channel converter for TV broadcast reception) Regulations, 2011. The committee determined that the regulations will apply to all digital converters, also including converters for the reception of DTT broadcasts and converters for the reception of Internet-TV broadcasts. Several changes were made to the regulations compared with the original version. As far as DBS is aware, the regulations are due to enter into force from 60 days after their date of publication in the Official Gazette and they will apply to any new converter that is imported to or produced in Israel. DBS believes that the regulations are not expected to restrict its import of the types of decoders used by its subscribers.

Section 5.17.6 - Requirement to transmit channels

On July 20, 2014, HCJ dismissed DBS’s petition without an order for costs.

Section 5.17.9 - Ownership of broadcast channels

In April 2014, DBS began to broadcast local news, in accordance with the Communications (Telecommunications and Broadcasts) Law (Amendment no. 59 and Temporary Provision), 2014 and a decision of the Council dated March 2014.

Section 5.17.13 - Regulation of the transmission of video content via media infrastructures

In February 2014, the Minister of Communications appointed a committee to review the regulation of commercial broadcasts, whose task is to review and compile recommendations, in part, in connection with the principles and standards that will apply to all companies involved in the distribution of audio-visual content. The committee was also asked to make recommendations as to the possible inclusion of advertising in the broadcasts of DBS and HOT. The committee was asked to formulate its recommendations by August 2014. Pursuant to a request from the committee, in April 2014, DBS submitted its position on the aforementioned subjects.

In August 2014, the Committee submitted to the Minister of Communications its recommendations within the context of the interim report it published. Among its recommendations, the Committee recommended that a license will not be required to provide audio-visual services over the Internet; that the regulations that apply to the new providers will be imposed on them gradually, based on qualifying tests to be defined and the number of subscribers; and that a national communications authority will be established to serve as a central regulator which will incorporate the Ministry of Communications, the Second Authority and the Council. It was also noted that the committee’s final recommendations will be submitted in November 2014. In September 2014, DBS submitted its response, in which it argued that licensing requirements should also apply to new suppliers, that the regulations should apply equally to owners of broadcasting licenses and to new providers, and that insofar as the regulations are applied gradually, the time period and date on which they become applicable should be specified (not only quantitatively).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2013

Section 5.19.1  - Legal proceedings

Sub-par. B - On May 22, 2014, a hearing took place on the motion to certify during which the applicants, at the court’s recommendation, asked to abandon the request for certification. The court instructed that the abandonment affidavits be filed by May 29, 2014, and that after they have been received, the court will strike out the application for certification. On May 29, 2014, a ruling was given in which the court approved the application for abandonment and struck out the request for certification.

Sub-par. C - On June 9, 2014, the parties filed an agreed application to withdraw from the application for certification. On September 19, 2014, a judgment was given in which context the court certified the application to withdraw.

On June 10, 2014, a claim, together with an application for its certification as a class action, was filed in the Tel Aviv District Court alleging that residents of apartment buildings (customers and non-customers of DBS) had been charged for the use of electricity by satellite dishes and/or amplifiers and/or devices used by DBS that are positioned on the apartment buildings. The applicant petitioned the court, in part, with a request to obligate DBS to reimburse the group’s members for the charge for use of the electricity, as noted above, and set the total amount of the claim at NIS 126 million.

On June 15, 2016, two representatives of apartment buildings in Haifa filed a claim against DBS, together with an application for its certification as a class action, on the same subject. The applicants in this motion set the amount of the claim at NIS 125 million, of which NIS 80 million is for financial and non-financial losses that were allegedly caused for the use of electricity by DBS’s systems, and an amount of NIS 44.6 million for the cost of a mandamus to obligate DBS to install electricity meters for measuring the electricity consumption of DBS’s systems. On September 10, 2014, the court instructed that hearing of the action should be moved to the Tel Aviv District Court before which a previous class action on the same matter is pending.

On September 1, 2014, a claim and application for its certification as a class action was filed against DBS in the Tel Aviv District Court, the subject of which is the sending of electronic advertisements by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, a breach of DBS’s license and breach of the agreement between DBS and its customers. The Plaintiffs asked the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. which the Plaintiffs estimate to be in the amount of NIS 402 million; and relief the amount of which will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.

November 9, 2014
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:
Shaul Elovitch, Chairman of the Board of Directors
Stella Handler, CEO